CONSENT OF ATTORNEYS

Reference is made to the Registration Statement of CEL-SCI
Corporation whereby it propospes to sell shares of Common Stock issuable upon the conversion of Convertible Notes. Reference is also made to the validity of the securities proposed to be issued and sold.

We hereby consent to the use of our opinion concerning the validity of the securities proposed to be issued and sold.

Very truly yours,
HART & TRINEN
William T. Hart
Denver, Colorado
April 25, 1996